EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Insight Enterprises, Inc.:

We consent to the use of our report with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report covering the December 31, 2019 consolidated financial statements refers to a change in the Company’s method of accounting for leases in 2019 due to the adoption of the FASB’s Accounting Standards Codification (ASC) Topic 842, Leases and also refers to a change in the Company’s method of accounting for revenue in 2018 due to the adoption of the FASB’s ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Phoenix, Arizona

May 20, 2020